December 26, 2018

Roger Branton
Chief Executive Officer
xG Technology, Inc.
240 S. Pineapple Avenue
Sarasota, FL 34236

       Re: xG Technology, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed April 2, 2018
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed November 14, 2018
           File No. 001-35988

Dear Mr. Branton:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Condensed Consolidated Balance Sheets
Convertible Promissory Notes, net of discount of $368,000, page 2

1. In Note 5 on page 17 under the May 2018 Refinancing , we note the 6% Senior Secured
      Convertible Debentures (Debentures) have a maturity date of May 29, 2019. Please tell us why you have reclassified $3,132,000 from current liabilities, the majority of the
      $3,632,144 of the aggregate outstanding discounted balance of the Debentures, as a long-
      term liability on your consolidated balance sheets at September 30, 2018. Please refer to
      ASC 470-20-50.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Roger Branton
xG Technology, Inc.
December 26, 2018
Page 2

absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant at 202-551-3273 or Carlos
Pacho, Senior Assistant Chief Accountant, at 202-551-3810 with any questions.



FirstName LastNameRoger Branton                          Sincerely,
Comapany NamexG Technology, Inc.
                                                         Division of
Corporation Finance
December 26, 2018 Page 2                                 Office of
Telecommunications
FirstName LastName